May 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Lauren Hamilton and Ryan Sutcliffe

Re:	Highland Funds I N-14/A (File No. 333-235285)

Ms. Hamilton and Mr. Sutcliffe:

This letter responds to comments given by you to K&L Gates LLP, fund counsel to Highland Funds I (“HFI” or, the “Registrant”), in telephone conversations on March 5, 2020 and March 6, 2020. The SEC staff (“Staff”) comments provided relate to the N-14/A filed on February 21, 2020 relating to the reorganization of Highland Long/Short Equity Fund (“LSE”), a series of HFI, into Highland Merger Arbitrage Fund (“MAF”), a series of HFI (each, a “Funds” and together, the “Funds”). SEI provides HFI with administrative and accounting services and submits these responses on behalf of HFI.

We have reproduced the substance of your comments below, followed by the Registrant’s responses.

ACCOUNTING COMMENTS

SEC Comment 1

Please file correspondence replying to the HFI SOX review comments provided by the Staff in telephone conversations on December 3, 2019 and February 11, 2020.

Response: Correspondence replying to the HFI SOX review comments was filed on January 15, 2020.

SEC Comment 2

The staff notes that the June 30, 2019 financial statements included in the filing have become stale as of March 1, 2020. Please revise to include financial statements for the most recent semiannual period.

Response: The filing has been updated to include HFI’s unaudited financial statements for the semi-annual period ended December 31, 2019.

SEC Comment 3

Please confirm the fee tables continue to reflect current fees, as required by Form N-14 Item 3, in light of the latest financial statements being available.

Response: The filing has been updated to reflect the fees for the semi-annual period ended December 31, 2019.

SEC Comment 4

The Staff notes the HFI prospectuses dated 10/31/19 have footing errors in the fee tables. Please update by supplement to correct any errors.

Response: A supplement to the HFI prospectus was filed on April 16, 2020 to correct these footing errors.

SEC Comment 5

The Staff notes that pro forma financial statements are required to be dated as of the most recent period of which a balance sheet is required. Accordingly, please update the pro forma financial information to reflect the most recent semiannual period.

Response: The pro forma financial statements have been updated to reflect the values from the semi-annual period ended December 31, 2019.

SEC Comment 6

The filing states “The unaudited pro forma information set forth below for the twelve months ended June 30, 2019, is intended to present ratios and supplemental data as if the Reorganization of LSE into MAF had been consummated on July 1, 2019.” As required by Section 11-02(c)(2) under Regulation S-X, income statements should cover a twelve-month period ending on the date of the balance sheet. Please update the filing accordingly.

Response: The proforma information has been revised to reflect the twelve-month period from December, 31 2019 through December 31, 2020, as required by Section 11-02(c)(2). As a result of such update, several other items of disclosure have been revised. For example, the applicable disclosure has been revised to reflect that MAF outperformed LSE for the 3- and 5- year periods ended December 31, 2019 and since inception (January 2015), but that LSE outperformed MAF for the 1-year period ended December 31, 2019.

SEC Comment 7

Once the pro forma financial statements have been updated to reflect the most recent semiannual period, please confirm NAV adjustments tie back to the capitalization table, which should be dated at least as recent as the pro forma financial statements.

Response: The capitalization tables have now been updated to reflect the values for the semi-annual period ended December 31, 2019, and the Registrant confirms that any NAV adjustments tie back to the capitalization table.

SEC Comment 8

In the capitalization table, please allocate adjustments of reorganization costs by Fund, as opposed to disclosing one lump sum for all reorganization costs.

Response: The capitalization tables have been revised to break out each Fund’s reorganization costs.

DISCLOSURE COMMENTS

SEC Comment 1

The Staff notes the new disclosure on page 4 in this N-14/A filing relating to dividend expense on short sales. The Staff believes this disclosure should be removed because:

a.	It is not compliant with plain English standards;

b.	It is not clear how shareholders do not end up paying the cost; and

c.	The Staff believes it is misleading to try to explain these fees if they are required to be included in the fee table under Form N-1A.

Response: The Registrant has revised the disclosure as requested to simplify the language and remove any potentially confusing discussion about expense calculations. The Registrant believes that it is important for shareholders of LSE to be provided with an explanation of these specific fees which are materially different in MAF than in their current fund.

“Based on information provided by the Adviser, the Board believes that the proposed Reorganization is in the best interest of LSE and MAF shareholders because it would provide an opportunity to benefit from improved potential for long-term growth that may be realized by combining the Funds’ assets in the Reorganization, which could have the potential for greater efficiencies and the ability to spread fixed costs over a larger asset base. Following the Reorganization, it is expected that the pro forma gross and net expenses of MAF will be higher than those of LSE due to the ~~inclusion of the~~ higher expense line items “Interest Payments and Commitment Fees on Borrowed Fund” and “Dividend Expense on Short Sales” in the fee table. ~~The Adviser notes that these items are friction costs of executing the merger arbitrage strategy and are not ultimately reflective of the fees and expenses actually incurred by shareholders.~~ While these fees are higher for MAF, they represent trading costs related to the investment strategies of the Funds and reflect MAF’s merger arbitrage strategy. Dividend Expense on Short Sales reflects dividends paid on stocks the Funds borrow in order to short. ~~This amount is required to be calculated as an expense on Form N-1A even though as the borrower the Funds will remit dividend payments back to the owner of the stock when the short positions are closed. For this reason,~~ The Adviser considers Dividend Expense on Short Sales ~~is considered~~ to be a trading cost and for this reason such expenses are excluded from MAF’s contractual expense limitation. ~~When Dividend Expense on Short Sales is taken into account in the fee table, the pro forma net expense ratios of each class of MAF would be 1.32% higher than those of LSE for each corresponding class. If the trading cost Dividend Expense on Short Sales were not required to be taken into account separately in the fee table, the pro forma net expense ratios of each class of MAF would be would be 0.03% lower than those of LSE for each corresponding class.~~

SEC Comment 2

Please explain the relationship between HCMFA and HCMLP. If appropriate, please disclose this bankruptcy of HCMLP more conspicuously if it is a material event to the Funds. Please explain the use of “our Adviser, NexPoint Advisors.” Please explain the Board’s decision to continue the Funds’ advisory relationships with an advisory complex with a partnership that has declared bankruptcy. Please explain the Board’s decision to exit MAF’s administrative agreement with SEI to be replaced with an administrative agreement with HCMFA, part of an advisory complex with a partnership that has declared bankruptcy. Will creditors of the bankrupt advisory entity have recourse against the Funds’ adviser HCMFA? Please explain.

Response: Relationship between HCMFA and HCMLP. HCMFA has historically been affiliated through common control with HCMLP, an SEC-registered investment adviser. On October 16, 2019, HCMLP filed for Chapter 11 bankruptcy protection with the United States Bankruptcy Court for the District of Delaware. The case was subsequently transferred to the United States Bankruptcy Court for the Northern District of Texas. On January 9, 2020, the bankruptcy court approved a change of control of HCMLP, which involved the resignation of James Dondero as the sole director of, and the appointment of an independent board to, HCMLP’s general partner. Mr. Dondero remains an employee of HCMLP and as portfolio manager for all funds and vehicles for which he currently holds such titles. Nevertheless, given Mr. Dondero’s historic role with HCMLP and his continued ownership interest and roles with respect to the Highland platform as a whole, as well as the shared services agreements between HCMLP and HCMFA, we still treat HCMLP and its affiliates as our affiliates for purposes hereof.

The Registrant supplementally notes that HCMFA is not a party to HCMLP’s bankruptcy filing. HCMFA is a party to a shared services arrangement with HCMLP. Under this arrangement, HCMFA may utilize employees from HCMLP in connection with various services such as human resources, accounting, tax, valuation, information technology services, office space, employees, compliance and legal. We do not expect HCMLP’s bankruptcy filings to impact its provision of services to HCMFA at this time. Additionally, HFCMA and its assets are not part of the bankruptcy estate to be utilized for the satisfaction of HCMLP’s creditors.

The Registrant respectfully declines to disclose the bankruptcy language more conspicuously as it believes the current disclosure is appropriate and does not expect the HCMLP bankruptcy to impact HCMFA’s services to the Funds. The Registrant notes that the reference to “our Adviser, NexPoint Advisors,” was a typographical error and has been revised.

Board’s decision to continue the Funds’ advisory relationships with an advisory complex with a partnership that has declared bankruptcy. HCMFA has represented to the Board that there would be no disruption to the services provided to the Funds advised by HCMFA or NexPoint Advisors, L.P., HCMFA’s affiliated adviser (“NPA”, and together with HCMFA for purposes of this section, the “Adviser”) from a personnel servicing perspective or cash flow perspective as a result of HCMLP’s bankruptcy filing. The Adviser has confirmed to the Board that the Adviser has reviewed the relevant advisory agreements for the various Funds under the Board’s purview to confirm that HCMLP is not a party to such arrangements. With respect to the shared services agreements (discussed above) between HCMLP and each Adviser, which provide for HCMLP to provide administrative services (finance, accounting, legal, HR, IT, etc.) to HCMFA and NPA, the Adviser confirmed to the Board that there should be no disruption to those services.

Upon HCMLP’s filing, the Board met on several occasions telephonically and in-person to discuss the issues described herein, both with representatives of the Adviser and in executive sessions without any representatives of management present, in addition to discussions held at regular quarterly Board meetings. The Independent Trustees of the Board also submitted follow-up requests to the Adviser for additional information and considered the same, and at the Independent Trustees’ request, also receives regular update reports regarding the HCMLP bankruptcy, staffing and services both at the complex level and specifically as related to the Funds that the Board oversees, fund activity and any other material developments with respect to the bankruptcy or operations. In addition, the Board has taken into account as noted above, that each of the Advisers is a separate entity from that of HCMLP and is not involved in the bankruptcy proceedings, although certain HCMLP employees provide services to the Advisers and the Funds pursuant to the shared services arrangement discussed above and the portfolio managers to the Funds are dual employees of HCMLP, HCMFA and NPA, as applicable. Throughout the process, the Board has monitored the nature and quality of services provided by the HCMFA and its affiliates to the Funds and has received representations from the Adviser that the overall level of such services continues with no material disruption.

The Board has received and considered information that appropriate actions have been and are being taken to ensure that the impact to the retail complex, if any, is minimized and that the Adviser and its affiliates continue to provide the same nature, extent and quality of the services to the funds.

Board’s decision to exit MAF’s administrative agreement with SEI to replace with an administrative agreement with HCMFA. HCMFA notes that although MAF’s administrative agreement with SEI will terminate as a result of the reorganization, SEI will continue to serve as MAF’s administrator following the reorganization in a sub-administrator capacity; therefore, no changes to MAF’s services are expected. The arrangement pursuant to which HCMFA enters into an administration agreement with a fund and then separately contracts for sub-administration agreements with a third-party administrator is consistent with the practice among a majority of the Fund’s more recently launched affiliated funds. As a result, the Adviser does not believe there will be any impact to the services received by the Fund and, therefore, the affiliated bankruptcy is not relevant to the decision to change the structure of the administrative relationship.

SEC Comment 3

The Staff recommends filing a delaying amendment in light of the need for additional financial information and resolutions to these disclosure comments. Please file the correspondence response with a redline prior to filing another pre-effective amendment.

Response:

The Registrant filed a delaying amendment on March 13, 2020.

Please contact Jon-Luc Dupuy at (617) 261-3146 if you have any questions or comments.

Very truly yours,

/s/ Eric Griffith

cc:	Lauren Thedford, Esq.